FOR IMMEDIATE RELEASE                Contact:  Pamela Sherry
                                                       Telephone:  (910)584-5171
                                                   Ext. 6768

                  LABORATORY CORPORATION OF AMERICA-TM- OBTAINS
                         $187 MILLION LOAN AND EXTENSION
                    TO JANUARY 31, 1997 OF BANK CREDIT WAIVER


BURLINGTON, NC, DECEMBER 30, 1996 -- Laboratory Corporation of America-TM-Holdings (LabCorp-TM-) (NYSE: LH) today announced that it has obtained a loan of $187 million from an affiliate of Roche Holding Ltd, which also controls the Company's principal stockholder. The loan, which was made on terms approved by the Company's independent directors, is an interim step in the Company's previously announced intention of recapitalizing its balance sheet. The Company intends to use the loan proceeds to pay the previously announced settlement with the U.S. government to conclude federal investigations related to prior billing practices of companies that merged to form LabCorp in 1995.

     LabCorp has also obtained an extension to January 31, 1997, of the existing waiver of certain covenants in its bank credit agreement.

    Although the Company is still considering a range of alternatives for recapitalizing its balance sheet, the Company believes that any successful recapitalization plan will also require it to raise additional equity. There can, however, be no assurance that the Company will be able to successfully complete any proposed recapitalization plan.

      Laboratory Corporation of America-TM- Holdings (LabCorp-TM-) is a national clinical laboratory organization with estimated annualized revenues of $1.6 billion. The Company operates primary testing facilities nationally, offering more than 1,700 different clinical assays, from routine blood analysis to more sophisticated technologies. LabCorp performs diagnostic tests for physicians, managed care organizations, hospitals, clinics, long-term care facilities, industrial companies and other clinical laboratories.

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